Exhibit 99.1

QYOU Media Reports All Time Record Revenue in Q2 2022

All Business Units Achieve Record Revenue Totaling $6.88 Million

YOY Revenue Growth of 163% and Adjusted
EBITDA Improvement of 33%

TORONTO, LOS ANGELES and MUMBAI, India, Aug. 29, 2022 /CNW/ - QYOU Media Inc., (TSXV: QYOU) (OTCQB: QYOUF) a company operating in India and the United States producing and distributing content created by social media stars and digital content creators,  is reporting final financial results for the quarter ended June 30, 2022. Highlights include as follows:

QYOU Media 2021 and 2022 Revenue Chart (CNW Group/QYOU Media Inc.)

  Record Breaking Quarterly and YOY Revenue Growth: For the three months ended June 30, 2022 revenue was $6,883,363 representing a year over year increase of 163% and the highest revenue mark in company history.
  Improved Adjusted EBITDA*: For the three months ended June 30, 2022 compared to the same period prior year, adjusted EBITDA loss was $1,348,082 representing an EBITDA improvement of $666,223 or 33% driven by the revenue growth offset by higher operating expenses related to the growth of the business across all operating business units.
  Net Loss: Net loss for the quarter is $3,297,014, an increase of 7% or $210,362 driven by revenue growth across all business units offset by the launch of new channels and programming. In addition to the EBITDA loss, the Net loss includes income tax provisions of $35,760 and non-cash losses from share based compensation, marketing credits and amortization of $1,913,172.
  Cash Balance: The Company concluded the three months ended June 30, 2022 with cash of $4,181,414 (compared to March 31, 2022 cash of $5,082,637).

QYOU Media CEO and Co-Founder, Curt Marvis commented, "We are obviously thrilled with the continued strong growth of our business in India and the US in Q2 2022.  This is particularly significant in light of the very small contribution to revenue coming from our new channels that were launched last quarter.  As these channels mature and grow their audience and monetization potential they should further push overall revenue growth heading into Q4 and 2023."

Note on Adjusted EBITDA:

To supplement our consolidated financial statements, which are prepared and presented in accordance with International Financial Reporting Standards ("IFRS"), we present Earnings Before Interest Tax Depreciation and Amortization ("Adjusted EBITDA") which is a non-IFRS financial measure. The presentation of non-IFRS financial measurement are not intended to be considered in isolation from, or as a substitute for, or superior to, operating loss or net income (loss) or any other performance measures derived in accordance with IFRS or as an alternative to net cash provided by operating activities or any other measures of cash flows or liquidity.

We define earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA") as revenue minus operating expenses excluding non-cash and or non-recurr operating expenses of stock-based compensation, marketing credits, depreciation and amortization (interest and taxes are not included in the Company's operating expenses). Adjusted EBITDA is used as an internal measure to evaluate the performance of our operating segments. We believe that information about this non-IFRS financial measure assists investors by allowing them to evaluate changes in operating results of our business separate from non-operational factors that affect operating income (loss) and net income (loss), thus providing insights into both operations and other factors that affect reported results. A limitation of the use of Adjusted EBITDA as a performance measure is that it does not reflect the periodic costs of certain amortizing assets used in generating revenue in our business. Furthermore, this measure may vary among companies; thus Adjusted EBITDA as presented herein may not be comparable to similarly titled measures of other companies.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of applicable securities laws. Words such as "expects'', "anticipates" and "intends" or similar expressions are intended to identify forward-looking statements. The forward-looking statements contained herein may include, but are not limited to, information concerning the completion of future investments, the approval of the Exchange of the investments, the approval of the Reserve Bank of India of future investments, the expected use of proceeds from the investment, and statements relating to the business and future activities of QYOU. These forward-looking statements are based on QYOU's current projections and expectations about future events and other factors management believes are appropriate. Although QYOU believes that the assumptions underlying these forward-looking statements are reasonable, they may prove to be incorrect, and readers cannot be assured that the offering and the closing thereof will be consistent with these forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of numerous factors, including certain risk factors, many of which are beyond QYOU's control. Additional risks and uncertainties regarding QYOU are described in its publicly-available disclosure documents, filed by QYOU on SEDAR (www.sedar.com) except as updated herein. The forward-looking statements contained in this news release represent QYOU's expectations as of the date of this news release, or as of the date they are otherwise stated to be made, and subsequent events may cause these expectations to change. QYOU undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

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Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE QYOU Media Inc.

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%CIK: 0001650287

For further information: Investor Relations Contact: Dave Gentry, RedChip Companies Inc., 1-800-RED-CHIP (733-2447), Or 407-491-4498, QYOUF@redchip.com

CO: QYOU Media Inc.

CNW 16:05e 29-AUG-22